UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

MRC Global Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55345K103
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55345K103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,850,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,850,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,850,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	55345K103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,850,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,850,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,850,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	55345K103

Item 1.	Security and Issuer.

The name of the issuer is MRC Global Inc. (the "Issuer").  The address of the Issuer's offices is Fulbright Tower, 1301 McKinney Street, Suite 2300, Houston, Texas 77010.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C. ("Fairholme"), a Delaware limited liability company and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme, the "Reporting Persons").

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

Bruce R. Berkowitz is the control person of the sole member of Fairholme, an investment management firm that serves as the investment adviser to various advisory accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on February 23, 2016.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 1,850,000 Shares (1.8%) of the Issuer, based upon the 101,388,273 Shares outstanding as of February 12, 2016, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 1,850,000 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 1,850,000 Shares to which this filing relates.

Mr. Berkowitz may be deemed to be the beneficial owner of 1,850,000 Shares (1.8%) of the Issuer, based upon the 101,388,273 Shares outstanding as of February 12, 2016, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 0 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 1,850,000 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 1,850,000 Shares to which this filing relates.
The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit 99.2 and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
As of March 11, 2016, the Reporting Persons no longer own more than 5% of the total outstanding Shares.  This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Statement

Exhibit 99.2	A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2016
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Paul R. Thomson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as the controlling person of the sole member of Fairholme Capital Management, LLC, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 18th day of March, 2016.

Fairholme Capital Management, LLC

By: Fairholme Holdings, LLC, Sole Member

By: /s/ Bruce R. Berkowitz
Bruce R. Berkowitz, Controlling Person